April 28, 2025

Terrence M. Tierney
President
Polomar Health Services, Inc.
10940 Wilshire Blvd.
Suite 1500
Los Angeles, CA 90024

       Re: Polomar Health Services, Inc.
           Amendment No. 1 to the Form 10-Q for the Period Ended September 30, 2024
           Response dated April 1, 2025
           File No. 000-56555
Dear Terrence M. Tierney:

       We have reviewed your April 1, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
17, 2025 letter.

Amendment No. 1 to the Form 10-Q for the Period Ended September 30, 2024 License Agreement Valuation, page F-7

1.     In your response to prior comment 1 you said    the Company applied an
income
       approach valuation to establish the fair market value of the intellectual property
       acquired in the reverse merger.    We note this conflicts with what you
reported in
       the explanatory note in your Form 10-Q/A regarding the accounting treatment where you said "the Company and its Board of Directors, determined that the Acquisition was a recapitalization." Considering your conclusion that the transaction was a recapitalization of Polomar and not a reverse merger, explain why you are assigning value to acquired assets. Explain to us how your accounting complies with GAAP and revise your disclosures accordingly.
2. Regarding the accounting described in your response to prior comment 1, under
 April 28, 2025
Page 2

       GAAP acquired assets should be recorded at their cost, i.e. the fair value of the consideration exchanged for the acquired assets. If you continue to believe the transaction should be accounted for as an acquisition:
           identify for us the consideration exchanged for the acquired assets; tell us the fair value of this consideration; and provide us the objective evidence that is the basis for your fair value
           determination.

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology